                                                     FILED PURSUANT TO 424(b)(1)
                                                      Registration No. 333-81419


                                168,618 Shares

                         [Logo of Quanta appears here]



                                 Common Stock


     The 168,618 shares of our common stock being offered by this prospectus are being offered by the selling stockholders listed under the heading "Selling Stockholders" on page 12. The shares of common stock will be sold by the selling stockholders from time to time.

     We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. Our common stock is traded on the New York Stock Exchange under the symbol "PWR." On June 18, 1999, the last reported sale price for the common stock on the New York Stock Exchange was $37.00 per share.

Investing in our common stock involves risks which are described in the section entitled "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                        ______________________________



                  The date of this prospectus is July 1, 1999

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you can inspect and copy our
                  ------------------
reports, proxy statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We filed a registration statement on Form S-3 to register with the SEC our common stock offered by the selling stockholders. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information later filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below:

     1.  Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     2.  Quarterly Report on Form 10-Q for the three months ended March 31,
         1999.

     3. Current Report on Form 8-K filed February 26, 1999, as amended by Form 8-K/A filed April 23, 1999.

     4.  Current Report on Form 8-K filed June 17, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning:

                             Quanta Services, Inc.
                          Attn:  Corporate Secretary
                        1360 Post Oak Blvd., Suite 2100
                             Houston, Texas  77056
                                (713) 629-7600

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                          ABOUT QUANTA SERVICES, INC.

     We are a leading provider of specialty contracting and maintenance services primarily for the electric and telecommunications infrastructure in North America. We also install transportation control and lighting systems and provide specialty contracting services to commercial and industrial customers.

     We are a Delaware corporation and our executive offices are located at 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056. Our telephone number at that address is (713) 629-7600.

                                 RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. We believe the following risks represent the known, material risks facing our company, in addition to the risks which typically face any company in our industry. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose a part or all of your investment.

We have a limited history of operating and integrating our acquired businesses

     If we are unable to integrate or successfully manage the companies we have acquired or may acquire in the future, our business, financial condition and results of operations could be materially and adversely affected. We were founded in August 1997 but conducted no operations and generated no revenues prior to acquiring four businesses in February 1998. These four businesses and the other businesses we have acquired since February 1998 have been operating as separate entities and we expect that these businesses and any others we acquire will continue to operate as separate entities with a large degree of operating autonomy. To manage the combined enterprise on a profitable basis, we must institute certain necessary common systems and procedures. We intend to integrate the computer, accounting and financial reporting systems, and certain of the operational, administrative, banking and insurance procedures of the businesses we acquire. However, we cannot be certain that we will successfully institute these common systems and procedures. In addition, we cannot be certain that our recently assembled management group will be able to successfully manage the businesses we acquire as a combined entity and effectively implement our operating or growth strategies.

There are risks related to our operating and internal growth strategies

     A key element of our strategy is to increase the profitability and revenues of the businesses we acquire. Although we have begun to implement this strategy by various means, we cannot be certain that we will be able to continue to do so successfully. Another key component of our strategy is to operate the businesses we acquire on a decentralized basis, with local management retaining responsibility for day-to-day operations, profitability and the internal growth of the individual business. If we do not implement proper overall business controls, this decentralized operating strategy could result in inconsistent operating and financial practices at the businesses we acquire, and our overall profitability could be adversely affected. Our ability to generate internal growth will be affected by, among other factors, our ability to:

          .  expand the range of services we offer to customers;

          .  attract new customers;

          .  increase the number of projects performed for existing customers;

          .  hire and retain employees;

          .  open additional facilities; and

          .  reduce operating and overhead expenses.

     Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

We may be unsuccessful in identifying or integrating acquired companies

     We have grown rapidly through the acquisition of our 24 existing operating subsidiaries. A principal part of our business growth strategy will be to make additional acquisitions on a selective basis as opportunities arise. One of our principal growth strategies is to increase our revenues and the markets we serve through the acquisition of additional electric and telecommunications infrastructure contracting companies. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We cannot be sure that we will be able to identify, acquire or profitably manage additional businesses. We also cannot be sure that we can integrate successfully any acquired businesses with our other operations without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks which could materially and adversely affect our business, financial condition and results of operations. These special risks include:

          . failure of the acquired businesses to achieve the results we expect;

          .  diversion of our management's attention from operational matters;

          .  our inability to retain key personnel of the acquired businesses;

          .  risks associated with unanticipated events or liabilities;

          . difficulties integrating the operations and personnel of acquired companies;

          .  the potential disruption of our business;

          . the difficulty of maintaining uniform standards, controls, procedures and policies; and

          . customer dissatisfaction or performance problems at the acquired business may materially and adversely affect the reputation of our company.

We may not have access to sufficient funding to finance future acquisitions

     If we cannot secure additional financing on acceptable terms, we may be unable to pursue our acquisition strategy successfully and we may be unable to support our growth strategy. We cannot readily predict the timing, size and success of our acquisition efforts or the capital we will need for these efforts. We intend to continue to use our common stock for all or a portion of the consideration for future acquisitions. These issuances could have a dilutive effect on our then existing stockholders. If our common stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may be required to utilize more of our cash resources to pursue our acquisition program. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If we seek more debt, we may have to agree to financial covenants that limit our operational and financial flexibility. If we seek more equity, we may dilute the ownership interests of our then existing stockholders. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us at all or on terms acceptable to us. Our $350 million revolving credit facility contains a requirement to obtain the consent of the lenders for acquisitions exceeding a certain level of cash consideration.

Our business growth could outpace the capability of our corporate management and systems

     We expect to grow both internally and through acquisitions. We expect to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. We cannot be certain that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, our financial condition and results of operations could be materially and adversely affected.

We may be unable to attract and retain qualified employees

     Our ability to provide high-quality services on a timely basis requires that we employ an adequate number of skilled electricians, journeymen linemen and project managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We, like many of our competitors, are currently experiencing shortages of qualified personnel. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel.

The extent of our unionized workforce could adversely affect our operations on acquisition strategy

     As of December 31, 1998, approximately 43% of our employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationship with our customers and could materially and adversely affect our business, financial condition and results of operations. In addition, our acquisition strategy could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire and some businesses may not want to become affiliated with a union based company.

We may be unable to successfully compete with other companies in the industry

     The electric and telecommunications infrastructure contracting industry is highly competitive and is served by numerous small, owner-operated private companies, public companies and several large regional companies. In addition, relatively few barriers prevent entry into our industry As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in the industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we can provide such services. In addition, some of our competitors are larger and have greater resources than us. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position.

     We may also face competition from the in-house service organizations of our existing or prospective customers. Electric utility and telecommunications service providers usually employ personnel who perform some of the same types of services as we do. We cannot be certain that our existing or prospective customers will continue to outsource services in the future.

Our dependence upon fixed price contracts and master service agreements could adversely affect our business

     We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for such fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may result in actual revenue and gross profits for a project differing from those we originally estimated and could result in reduced profitability and losses on projects. Depending upon the size of a particular project, variations from estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

     Certain of our customers assign work to us on a project by project basis under master service agreements. Under master service agreements, our customer generally has no obligation to assign work to us. We cannot be certain that customers with whom we have master service agreements will continue to assign work to us. A significant decline in work assigned to us under these contracts could materially and adversely affect our results of operations.

Our operating results may vary significantly quarter-to-quarter

     The electric and telecommunications infrastructure contracting business can be subject to seasonal variations. During the winter months, demand for new projects and maintenance services may be lower due to inclement weather. Additionally, the industry can be highly cyclical. As a result, our volume of business may be adversely affected by declines in new projects in various geographic regions of the U.S. Our quarterly results may also be materially affected by:

          .  the timing of acquisitions;

          . variations in the margins of projects performed during any particular quarter;

          .  the timing and magnitude of acquisition assimilation costs;

          .  the timing and volume of work under new agreements;

          .  the budgetary spending patterns of customers;

          .  the termination of existing agreements;

          . costs we incur to support growth internally or through acquisitions or otherwise;

          .  the change in mix of our customers, contracts and business;

          .  increases in construction and design costs;and

          .  regional or general economic conditions.

     Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

We could have potential exposure to environmental liabilities

     Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, fuel storage and air quality. As a result of past and future operations at our facilities, we may be required to incur environmental remediation costs and other cleanup expenses. In addition, we cannot be certain that we will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

The departure of key personnel could disrupt our business

     We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. Although we intend to enter into an employment agreement with each of our executive officers and other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could adversely effect our business, financial condition and results of operations. We do not intend to carry key-person life insurance on any of our employees.

Shares eligible for future sale by our current stockholders may adversely affect our stock price

     If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We have outstanding 30,733,658 shares of common stock, assuming no exercise of outstanding options after June 21, 1999 and no conversion of our convertible subordinated notes. Of these shares, the 168,618 shares offered by this prospectus, together with 12,988,629 additional shares are freely tradable or tradable pursuant to Rule 144.

Certain provisions of our articles of incorporation and bylaws could make an acquisition of our company more difficult

     The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as Delaware law, could discourage potential acquisition proposals, delay or prevent a change in our control or limit the price that investors may be willing to pay in the future for shares of our common stock. Our certificate of incorporation permits our Board of Directors to issue "blank check" preferred stock and to adopt amendments to our bylaws. Our bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings. Also, our certificate of incorporation and bylaws restrict the right of stockholders to call a special meeting of stockholders and to act by written consent. We are also subject to provisions of Delaware law which prohibit us from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder became classified as an interested stockholder.

We do not expect to pay dividends in the near future

     We have never paid any cash dividends and do not anticipate paying cash dividends on our common stock in the immediate future.

The book value of your common may be substantially diluted

     In the event that we issue additional common stock in the future, including shares that may be issued in connection with future acquisitions or other public or private financings, purchasers of common stock in this offering may experience dilution.

The year 2000 problem could disrupt our business

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer system and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. We cannot be certain that unexpected Year 2000 compliance problems of our systems or of our vendors, customers and service providers will not materially and adversely affect our business, financial condition or operating results. The unanticipated failure of one of these systems to properly recognize date information beyond the year 1999 could have a significant adverse impact on our ability to deliver services to customers and to manage our continuing operations.

Our forward-looking statements may prove to be inaccurate

     A number of statements in this prospectus address activities, events or developments which we anticipate may occur in the future, including our strategy for internal growth and improved profitability, the nature and amount of additional capital expenditures, acquisitions of assets and businesses and industry trends. These statements are based on certain assumptions and analyses we make in light of our perception of historical trends, current business and economic conditions and expected future developments, as well as other factors we believe are reasonable or appropriate. However, whether actual results and developments will conform with our expectations is subject to a number of risks and uncertainties, including:

          .  the risk factors discussed in this prospectus;

          .  general economic, market or business conditions;

          . the business opportunities (or lack thereof) that may be presented to and pursued by us; and

          .  changes in laws or regulations and other factors.

     Many of these risks and uncertainties are beyond our control. Consequently, we cannot be certain that the actual results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling stockholders.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of our common stock as of June 21, 1999. The shares offered by this prospectus may be offered and sold from time to time by the selling stockholders, or by pledgees, donees or transferees of, or certain other successors in interest to, the selling stockholders.


                                   ----------------------------------------------------
                                                           Number
                                    Shares Owned Prior   of Shares   Shares Owned If All
                                       to Offering        Being       Shares Are Sold
                                   -------------------   Registered  ------------------
                                   Number     Percent     For Sale    Number    Percent
                                   -------  -----------  ----------  --------  ---------
Selling Stockholders:
  Brian D. Burghardt...........     83,682       *         83,682       0          *
  Philip L. Burghardt..........     83,682       *         83,682       0          *
  John M. Maul.................        627       *            627       0          *
  Terry S. Pendergrass.........        627       *            627       0          *

       Total...................    168,618       *        168,618       0          *
                                   =======  ===========   =======       =      =========

----------------------------
*   Represents less than 1.0%

                              PLAN OF DISTRIBUTION

     The common stock may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers, including pledgees, or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the common stock may be effected by one or more of the following methods:

          . ordinary brokers' transactions, which may include long or short sales;

          . transactions involving cross or block trades or otherwise on the New York Stock Exchange or other stock exchange on which the common stock may be listed from time to time;

          . purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus ;

          . "at the market" to or through market makers or into an existing market for the common stock;

          . in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

          . through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

          . any combination of the foregoing, or by any other legally available means.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

     Any underwriter may engage in stabilizing transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the common stock in connection with an offering of common stock, thereby creating a short position in the underwriters' account. These transactions, if commenced, may be discontinued at any time.

     The selling stockholders and any brokers, dealers, underwriters or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and may other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this prospectus which sets forth, with respect to a particular offering, the specific number of shares to be sold, the name of the selling stockholder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

     We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Quanta by Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas.